FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to the
ANNUAL REPORT
of
REPUBLIC OF PANAMA
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Guillermo A. Ford
Ambassador of Panama
Embassy of Panama
2862 McGill Terrace, N.W.
Washington, D.C. 20008

*  The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REGISTRANT”)

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) and effective as of January 11, 2002 (Registration Statement No. 333-14262) (the “Registration Statement”) of the Registrant.

The sole purpose of this Amendment is to file with the Commission legal opinions included as Exhibits E and F hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procuradora de la Administración) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at the City of New York, New York, on the 3rd day of December, 2002.

REPUBLIC OF PANAMA

By:	/s/ Norberto Delgado Durán
Norberto Delgado Durán Minister of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
*C:	Copy of the 2002 Annual Budget of the Republic
*D:	Current Description of the Republic
E:	Opinion of Arnold & Porter
F:	Opinion of the Procuradora de la Administración

* Previously filed.